
November 1, 2024

Stephen Basso
Chief Financial Officer
Innoviva, Inc.
1350 Old Bayshore Highway, Suite 400
Burlingame, CA 94010

> **Re: Innoviva, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Filed February 29, 2024**
> **File No. 000-30319**

Dear Stephen Basso:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences